                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                    Entertainment Properties Trust
----------------------------------------------------------------------------
                          (Name of Issuer)

Common Shares of Beneficial Interest, par value $.01 per share
----------------------------------------------------------------------------
                    (Title of Class of Securities)

                             293805105
----------------------------------------------------------------------------
                           (CUSIP Number)
----------------------------------------------------------------------------
Simeon Brinberg
60 Cutter Mill Road, Great Neck, New York  11021 516-466-3100
----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

----------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(e), 13d-1 (f) or 13d-1(g), check the following box / /.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7 for other parties to whom copies are to be sent.

                           Page 1 of 19 Pages

                                                   Page 2 of 19 Pages
Cusip No. 293805105

-----------------------------------------------------------------
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BRT Realty Trust- 13-2755856
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,355,600
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,355,600
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,600
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.24%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
     OO

                                              Page 3 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Gould Investors L.P. - 11-2763164
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 28,500 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 28,500 (1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   30,000 (1)
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------

                                                Page 4 of 19 Pages
14.  TYPE OF
REPORTING PERSON*
         PN

(1) Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC, a limited liability company, which is the succesor to SASS/Gould REIT Partners. An affiliate of Gould Investors L.P. is a sub-advisor to the Managing Member of the limited liability company. Gould Investors L.P. may be deemed to have shared voting and shared dispositive power with respect to the shares owned by SASS/Gould Real Estate Securities LLC.

                                                  Page 5 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         ONE LIBERTY PROPERTIES, INC. - 13-3147497
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     WC
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,625
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,625
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   2,625
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON *
         CO

                                             Page 6 of 19 Pages
Cusip No. 293805105


l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SASS/GOULD Real Estate Securities LLC (1)
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 28,500
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 28,500
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   28,500
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
---------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         OO
(1) Successor to SASS/Gould REIT Partners.

                                                    Page 7 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fredric H. Gould and Fredric H. Gould Spousal IRA ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 2,112 (1)
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,388,225 (2)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 2,112 (1)
 EACH               ______________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,388,225 (2)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,390,337
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 9.48%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
   IN
   NOTE: - (1) The 2,112 shares includes 1,850 shares owned by Fredric H. Gould, individually, and 262 shares owned by Fredric H. Gould Spousal IRA.

                                                    Page 8 of 19 Pages

(2) Fredric H. Gould is Chairman of the Board and Chief Executive Officer of BRT Realty Trust, a General Partner of Gould Investors L.P. and Chairman of the Board and Chief Executive Officer of One Liberty Properties, Inc. Gould Investors L.P. is a member of SASS/Gould Real Estate Securities LLC and an affiliate of Gould Investors L.P. is the sub-advisor to the limited liability company. Mr. Gould may be deemed to have shared voting and shared dispositive power as to the Common Shares of the Company owned by these entities.

                                                      Page 9 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Helaine Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                               Page 10 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,355,600 (1)
 BENEFICIALLY       _____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 1,355,600 (1)
 PERSON WITH        _____________________________________________
                                                                -
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,355,900
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.24%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

(1) Jeffrey Gould is President of BRT Realty Trust. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by BRT Realty Trust.

                                            Page 11 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Matthew Gould - ###-##-####
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 350
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 30,000 (1)
 BENEFICIALLY       _____________________________________________

 OWNED BY           9.   SOLE DISPOSITIVE POWER - 350
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 30,000(1)
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,350
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
(1) Matthew Gould is President of the managing corporate general partner of Gould Investors L.P. Accordingly, he may be deemed to have shared voting and shared dispositive power over the shares owned by Gould Investors L.P. and the shares owned by SASS/Gould Real Estate Securities LLC.

                                       Page 12 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - ###-##-#### and Zehavit Rosenzweig,
     as joint tenants.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*

     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 1,000
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 1,000
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   1,000
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN

                                            Page 13 of 19 Pages
Cusip No. 293805105

l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Israel Rosenzweig - Keogh Account, 068-52-3463 and Israel
     Rosenzweig as custodian for Alon Rosenzweig under New York Uniform Gift to Minors Act - ###-##-####.
-----------------------------------------------------------------
2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)X
                                                   (b)
-----------------------------------------------------------------
3.   SEC USE ONLY
-----------------------------------------------------------------
4.   SOURCE OF FUNDS*
     PF
-----------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
 -----------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
-----------------------------------------------------------------
                    7.   SOLE VOTING POWER - 4,300
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 4,300
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
-----------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -   4,300
-----------------------------------------------------------------
12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
-----------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
LESS THAN 1%
-----------------------------------------------------------------
14.  TYPE OF
REPORTING PERSON*
         IN
NOTE: The 4,300 shares includes 4,100 shares held in a Keogh Account established by Mr.Rosenzweig and 200 shares are held by him as a custodian for his son.

                                              Page 14 of 19 Pages

This Amendment amends and supplements Schedule 13D filed with the Securities and Exchange Commission on March 13, 2000, as amended to date. Except as amended by this amendment, there has been no change in the information previously reported on Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

As of the date hereof BRT has purchased a total of 1,355,600 Common Shares of the Company at an aggregate cost of $17,806,407. The funds used to make these purchases came from BRT's working capital. In May, 1999, BRT entered into a $45,000,000 Revolving Credit Agreement with TransAmerica Business Credit Corp. ("TransAmerica") which permits borrowings on a revolving basis. Any borrowings under the Revolving Credit Agreement must be secured by mortgage receivables or real property. No funds were drawn down under this Credit Agreement to purchase Common Shares of the Company.

Item 4.   Purpose of Transaction

BRT presently intends to purchase additional Common Shares of the Company in the open market, subject to availability at prices deemed favorable. It also reserves the right not to purchase any additional shares and to dispose of shares of the Company in the future.

By letter dated May 31, 2000 to the Board of Trustees of the Company, BRT requested that the Board of Trustees exempt BRT and the members of the group from the ownership limitations contained in the Company's Amended and Restated Declaration of Trust. A copy of the letter was filed as an Exhibit to Amendment No. 3 to Schedule 13D.

On September 6, 2000, in a letter to the Company's President, BRT advised that to date BRT has not received an affirmative or negative response to its May 31, 2000 request for an exemption from the ownership limitations and that lack of an affirmative response acts exactly the same as a negative response, in that BRT and the members of the group are limited in the number of additional shares of the Company it can purchase.

BRT's letter goes on to state that the lack of a positive response has and continues to be a burden on the Company's shareholders in that in all probability, the precipitous decline of the Company's stock price would not have taken place if BRT had been granted the exemption and been allowed to purchase additional shares of the Company in the open market. A copy of BRT's letter to the Company's President is attached to this Amendment No. 4 as an Exhibit.

                                              Page 15 of 19 Pages

BRT's September 6, 2000 letter makes reference to a number of discussions (telephonic) with the Company's President. In such discussions, BRT's Chairman and Chief Executive Officer, Fredric H. Gould, reiterated BRT's willingness, and in fact its desire, to make a more significant investment in the Company and to have its designees serve as directors of the Company.

Item 5.   Interest in Securities of the Issuer

BRT owns, as of this date, 1,355,600 Common Shares of the Company, constituting approximately 9.24% of the 14,679,547 Common Shares outstanding.

In the aggregate, BRT, the Partnership, OLP, Sass/Gould, Fredric H. Gould, individually and in his Spousal IRA, Helaine Gould, Matthew Gould, Jeffrey Gould and Israel Rosenzweig, who are filing as a group, own 1,397,287 Common Shares in the aggregate, or 9.52% of the outstanding Common Shares of the Company.

The following table sets forth transactions in the Common Shares of the Company effected by BRT since filing Amendment No. 3 to Schedule 13D. All shares were purchased in open market purchases over the facilities of The New York Stock Exchange.

                       DATE OF         # OF            PRICE
                      PURCHASE        SHARES         PER SHARE
                      --------        ------         ---------
                     06/06/2000        4,000          13.6875
                     06/07/2000        1,200          13.5625
                     06/07/2000          500          13.6250
                     06/09/2000        1,000          13.6875
                     06/12/2000          500          13.8750
                     06/12/2000        1,000            13.75
                     06/12/2000        1,000          13.8125
                     07/31/2000        6,000          12.1250
                     07/31/2000        1,800          12.1875

                                                Page 16 of 19 Pages

Except as set forth herein, BRT, its executive officers and trustees, the Partnership, its general partners (including officers and directors of its corporate general partner), OLP, its officers and directors, Sass/Gould and its managing member and sub-advisor, Fredric H. Gould, Helaine Gould, Matthew Gould, Jeffrey Gould, Israel Rosenzweig and Zehavit Rosenzweig (i) do not own or have the right to acquire, directly or indirectly, any Common Shares of the Company; and (ii) have not in the past sixty (60) days effected any transactions in Common Shares of the Company.

Item 7.   Exhibit (1) (a) Agreement to file jointly.  Filed with Schedule 13D.

                      (b) Power of Attorney. Filed with Schedule 13D.

                  (2) Letter  dated May 31, 2000 from BRT Realty Trust to the
                      Board of Trustees of the Company. Filed with Amendment No. 3 to Schedule 13D.

                  (3) Letter dated  September 7, 2000 from BRT Realty Trust to the President of the Company. Filed with Amendment No. 4 to Schedule 13D.

                                               Page 17 of 19 Pages

                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to the statement is true, complete and correct.


Dated: September 7, 2000

BRT REALTY TRUST                           s/Fredric H. Gould
                                           ---------------------
                                            Fredric H. Gould
By s/Jeffrey Gould
---------------------
Jeffrey Gould,                             s/Fredric H. Gould
President                                  ---------------------
                                            Fredric H. Gould Spousal
                                            IRA


GOULD INVESTORS L.P.                        s/Helaine Gould
By: GEORGETOWN PARTNERS, INC.               ---------------------
MANAGING GENERAL PARTNER                    By:Simeon Brinberg, Attorney in Fact
                                            ------------------------------------
By: s/Simeon Brinberg                       Helaine Gould
----------------------------                s/Matthew Gould
Simeon Brinberg,                            ---------------------
Senior Vice President                       Matthew Gould

                                            s/Jeffrey Gould
                                            ---------------------
ONE LIBERTY PROPERTIES, INC.                Jeffrey Gould

By: s/Mark H. Lundy                         s/Israel Rosenzweig
    ------------------------                ---------------------
    Mark H. Lundy,                          Israel Rosenzweig,
    Secretary                               Individually and as
                                            Custodian

                                            s/Zehavit Rosenzweig
SASS/GOULD REAL ESTATE                      By: Simeon Brinberg,Attorney in Fact
SECURITIES LLC,                             ------------------------------------
BY:  M.D. SASS INVESTORS                    Zehavit Rosenzweig
SERVICES, INC.

BY: s/Martin E. Winter
---------------------------
    Martin E. Winter,
    Senior Vice President

                                               Page 18 of 19 Pages

                                     EXHIBIT

September 6, 2000                           Fax 1-816-472-5794

Mr. David Brain
President
Entertainment Properties Trust
30 Pershing Road (Suite 201)
Kansas City, MO 64108

Dear David:

On May 31st, 2000, after a number of discussions with you, we sent a letter to the Board of Trustees of Entertainment Properties Trust (EPR) in reference to
Article 9 of the Amended and Restated Declaration of Trust of EPR, which limits ownership to 9.8% in number of shares or value of the outstanding shares of any class of common stock or preferred stock of the Trust. At that time we indicated that our "group", as a total, owned approximately 9.2% of the outstanding common shares and, for reasons explained in detail in the May 31st letter, ownership by BRT (and the group), would not adversely affect the 5 or fewer rule contained in
Section 856 of the Internal Revenue Code. We further stated that we wanted to continue to purchase common shares and requested that the Board exempt BRT (and the group) from the application of the ownership limitations set forth above.

To date, we have not received either an affirmative or negative response to the above but the lack of an affirmative response acts exactly the same as a negative response in that we remain limited in the number of additional shares we can purchase. It has been in excess of three months since the letter was received and we feel that a positive response certainly should have been forthcoming within this time.

The lack of a positive response has and continues to burden the shareholders of EPR whose shares, in the last 52 weeks, have fallen from a high of $16.25 to a low of $10, a decline of $6.25 or approximately 38.5%. As indicated to you in our letter of May 31st, we desire to continue to purchase common shares of EPR and, had you allowed us to do so, in all probability, the precipitous decline during a time period when most of the REIT stocks were increasing in value simply would not have taken place. By neglecting to grant the requested waiver your Board has caused and is continuing to cause financial hardships to your shareholders.

                                         Page 19 of 19 Pages

We respectfully request that you grant the waiver requested in our May 31st, 2000 letter post haste, which will allow us to buy shares in the open market and therefore stop the precipitous decline in market value to your shareholders.

In addition, two shareholders of BRT advised us that they called your office and spoke to one, Jon Weis, who indicated he was the person responsible for investor relations. When they asked Mr. Weis whether or not EPR was going to grant BRT the right to purchase shares in excess of 9.8%, he responded by saying that "BRT did not make a formal request to the Board". The dissemination of this misinformation is not helpful. We all know that our letter of May 31st was received by your organization and in a June 6th, 2000 13D Amendment we indicated that the request was made. We respectfully request that you indicate to your personnel the correct information so that no additional misinformation is delivered to the public by your organization.

David, as indicated above, the continued lack of granting the waiver requested simply is proving injurious to many of your shareholders who have seen the market value of their shares fall precipitously. The Board's inattention to our request indicates a lack of interest in the well-being of your shareholders.

Your prompt attention to the above will be greatly appreciated, not only by us but by all of your shareholders.

Sincerely,

BRT REALTY TRUST


Fredric H. Gould
Chairman of the Board
(hard copy by mail)

cc:      Simeon Brinberg
         David Kalish